Filed by General Maritime Corporation
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Arlington Tankers Ltd.
(Commission File Number: 000-53296)
Subject Company: General Maritime Corporation
(Commission File Number: 001-16531)
The following is a transcript of a conference call held by General Maritime Corporation (“General Maritime” or the “Company”) on October 30, 2008 in connection with the announcement of its 2008 third quarter financial results. THE INFORMATION CONTAINED IN THE FOLLOWING TRANSCRIPT IS A TEXTUAL REPRESENTATION OF A CONFERENCE CALL, AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALL. IN NO WAY DOES GENERAL MARITIME ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED IN THIS TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE RECORDING OF THE CONFERENCE CALL ITSELF AND THE SEC FILINGS OF GENERAL MARITIME BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.
Important Additional Information will be filed with the SEC
In connection with the proposed transaction with Arlington Tankers Ltd. (“Arlington”), Galileo Holding Corporation has filed a Registration Statement on Form S-4 (as well as amendments thereto) with the SEC, which includes a definitive Joint Proxy Statement/Prospectus. General Maritime and Arlington are first mailing to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the proposed transaction on or about November 5, 2008. Investors and security holders are urged to read the Joint Proxy Statement/Prospectus regarding the proposed transaction carefully because it contains important information about the Company, Arlington, the proposed transaction and related matters. You may obtain a free copy of the Joint Proxy Statement/Prospectus and other related documents filed by the Company, Arlington and Galileo Holding with the SEC at the SEC’s website at www.sec.gov. The Joint Proxy Statement/Prospectus may also be obtained for free by accessing General Maritime’s website at www.generalmaritimecorp.com or by accessing Arlington’s website at www.arlingtontankers.com.
The Company and Arlington, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding the Company’s directors and executive officers is contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and its proxy statement dated April 11, 2008, which are filed with the SEC. Information regarding Arlington’s directors and executive officer is contained in Arlington’s Annual Report on Form 10-K, as amended on October 10, 2008, for the fiscal year ended December 31, 2007 and its proxy statement dated April 23, 2008, which are filed with the SEC. In addition, Peter C. Georgiopoulos, currently the Chairman, President and Chief Executive Officer of the Company, will receive benefits from the Company in connection with the executive transition discussed in the Joint Proxy Statement/Prospectus, and the Company is discussing with Edward Terino, currently the Chief Executive Officer, President, and Chief Financial Officer of Arlington, a consulting arrangement for assistance in the post-closing transition period. Upon the consummation of the proposed transaction, Mr. Terino will be entitled to receive a lump sum cash payment of $1,250,000. A more complete description of any such arrangements is available in the Registration Statement and the Joint Proxy Statement/Prospectus.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
The following transcript contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations. Included among the factors that, in the Company’s view, could cause actual results to differ materially from the forward looking statements contained in the transcript are the following: the ability to obtain the approval of the proposed transaction with Arlington by the Company’s and Arlington’s shareholders; the ability to satisfy conditions to the proposed transaction with Arlington on the proposed terms and timeframe; changes in demand; a material decline in rates in the tanker market; changes in production of or demand for oil and petroleum products, generally or in particular regions; greater than anticipated levels of tanker newbuilding orders or lower than anticipated rates of tanker scrapping; changes in rules and regulations applicable to the tanker industry, including, without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries; actions taken by regulatory authorities; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in the typical seasonal variations in tanker charter rates; changes in the cost of other modes of oil transportation; changes in oil transportation technology; increases in costs including without limitation: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; changes in the condition of the Company’s vessels or applicable maintenance or regulatory standards (which may affect, among other things, the company’s anticipated drydocking or maintenance and repair costs); changes in the itineraries of the Company’s vessels; the fulfillment of the closing conditions under, or the execution of customary additional documentation for, the Company’s agreements to acquire vessels and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission, including, without limitation, its Annual Report on Form 10-K for the year ended December 31, 2007 and its subsequent reports on Form 10-Q and Form 8-K. The Company’s ability to pay dividends in any period will depend upon factors including applicable provisions of Marshall Islands law and the final determination by the Board of Directors each quarter after its review of the Company’s financial performance. The timing and amount of dividends, if any, could also be affected by factors affecting cash flows, results of operations, required capital expenditures, or reserves. As a result, the amount of dividends actually paid may vary from the amounts currently estimated. Share repurchases may be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the Company’s share repurchase program will be determined by management based upon market conditions and other factors. Purchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time in the Company’s discretion and without notice. Repurchases will be subject to the restrictions under the Company’s credit facility.

GENERAL MARITIME CORPORATION
Moderator: Brian Kerr
10-30-08/9:00 a m. CT
Confirmation # 9614375

GENERAL MARITIME CORPORATION
Moderator: Brian Kerr
October 30, 2008
9:00 a.m. CT
Operator: Good morning everyone and welcome to the General Maritime Corporation conference call to discuss the Company’s 2008 third quarter and nine month results. Today’s call is being recorded.
We will conduct a question-and-answer session, after opening remarks, and then instructions will follow at that time.
A replay of the call will be accessible any time during the next two weeks by dialing 1-888-203-1112 for U.S. callers and
1-719-457-0820 for non U.S. callers. To access the replay, please enter the pass code 9614375.
At this time, I would like to turn the conference over to Mr. Brian Kerr. Please go ahead, sir.
Brian Kerr: Welcome, ladies and gentlemen, to the General Maritime Corporation conference call to discuss the Company’s 2008 third quarter and nine month results. I would like to remind everyone that this conference call is now being webcast at the company’s website www.GeneralMaritimeCorp.com.
There are additional materials related to our earnings announcement, including a slide presentation on our website.
You should be aware that in today’s conference call, we will be making certain forward-looking statements that discuss future events and performance. These statements are subject to risks and uncertainties that could cause actual results to differ from the forward-looking statements.

GENERAL MARITIME CORPORATION
Moderator: Brian Kerr
10-30-08/9:00 a m. CT
Confirmation # 9614375

For a discussion of factors that could cause results to differ, please see the Company’s press release that was issued yesterday and the Company’s filings with the Securities and Exchange Commission, including, without limitation, the Company’s annual report on Form 10-K for the year-ended December 31, 2007 and its subsequent reports on Form 10-Q and Form 8-K.
Now, I’d like to introduce Mr. John Tavlarios, President and Chief Executive Officer of General Maritime Management LLC.
John Tavlarios: Good morning. Welcome to General Maritime’s earning conference call for the third quarter and first nine months of 2008.
With me today are Peter Georgiopoulos, Chairman and Chief Executive Officer and President of General Maritime Corporation, Jeff Pribor, Chief Financial Officer, John Georgiopoulos, Chief Administrative Officer, and Peter Bell, Head of Commercial Operations.
As outlined on slide four of the presentation, I will begin today’s call by discussing the highlights of the quarter followed by Jeff’s review of our financial results for the three and nine months ended September 30, 2008. Following this, I’ll provide some remarks on our company outlook and an overview of the industry. We will then be happy to take your questions.
I’ll begin on slide five. During the third quarter we continued to draw upon our sizeable time charter coverage, which enabled the Company to post strong results for shareholders and declare its 14th consecutive dividend. Complementing our strong financial performance, we entered into an agreement to combine with Arlington Tankers, which we believe will create long-term value for shareholders.
In terms of our financial performance, we recorded net income of $22 million, or basic and diluted earnings per share of $0.76 and $0.74, respectively, excluding our other income of $1.4 million.

GENERAL MARITIME CORPORATION
Moderator: Brian Kerr
10-30-08/9:00 a m. CT
Confirmation # 9614375

Other income included a $26 million — excuse me — $2.6 million unrealized gain associated with the change in fair value of our freight derivatives and a $1.2 million loss associated with the monthly cash settlements of our freight derivatives.
During the third quarter, our significant time charter coverage enabled the Company to declare a $0.50 per share quarterly dividend, which positions General Maritime to once again meet its fixed annual dividend target rate of $2.00 per share. Including this most recent dividend, General Maritime has declared cumulative quarterly dividends of $26.78 per share since initiating its dividend policy in January of 2005.
Turning to slide six, we provide a chart that details our physical time charter coverage. Currently, the company has 15 vessels and one vessel equivalent under fixed time charters representing 73% time charter coverage, and $184 million in contracted revenue for 2009. Please note that this table includes a new time charter completed since the second quarter call.
In September, we chartered the Genmar Progress, an Aframax tanker for one-year charter at a rate of $39,000 per day. In October, General Maritime took delivery of the Genmar Electra, the first of two recently acquired Aframax tankers from companies associated with Euronav, bringing our current fleet on the water to 22 vessels. We’re pleased by the Company’s continued success growing its modern fleet in a disciplined matter and look forward to receiving delivery of the final vessel from this acquisition in December of 2008.
Including these two most recent vessels, our fully double-hull fleet is expected to have an average age of approximately nine years, down 23% from 11.7 years three years ago. As we have in the past, we intend to continue to draw upon our modern fleet, as well as our high caliber crew, to meet stringent operational standards and exceed customer expectations.

GENERAL MARITIME CORPORATION
Moderator: Brian Kerr
10-30-08/9:00 a m. CT
Confirmation # 9614375

Turning to slide seven, I’d now like to provide an overview of our agreement to combine with Arlington Tankers. On August 6, 2008, we entered into an agreement to combine with Arlington Tankers in a stock transaction. Pursuant to the terms of this proposed transaction, at the time the proposed transaction is completed, General Maritime shareholders will receive 1.34 shares of the combined company for each General Maritime share they hold, and Arlington shareholders will receive shares in the combined company on a one-for-one basis.
Following the closing of the proposed transaction, which is expected by year’s end and is subject to shareholder approval and other customary closing conditions, General Maritime shareholders will own approximately 73% of the combined company.
We remain extremely excited about the transaction, which we believe will create a leading tanker company that has the appropriate size, dividend strategy, chartering strategy, balance sheet and vision to best serve shareholders over the long term.
The combination of Arlington and General Maritime is expected to create a leading publicly traded, large market capitalization tanker company, including the following key highlights: A young diverse fleet that operates in the crude and product tanker sectors; a stronger balance sheet that provides a platform for growth; a partial payout dividend policy that focuses on distributing an attractive fixed dividend target while retaining capital for growth; a balanced chartering strategy that provides $450 million of revenues contracted through 2013; and a management team with a strong reputation for operating shipping companies which has experience with consolidations.
I would now like to discuss each point in more detail. Following the closing of the combination, the combined company will have a young diverse fleet of 31 vessels with an average age of eight years and a presence in both crude and product segments. The fleet is expected to consist of 25

GENERAL MARITIME CORPORATION
Moderator: Brian Kerr
10-30-08/9:00 a m. CT
Confirmation # 9614375

oil tankers, four product tankers, as well as two tankers that can be used for transporting both crude and refined products for leading oil companies.
I am pleased to report that on October 20th, General Maritime entered into an amended and restated credit agreement reflecting the support of the company’s lenders with respect to the proposed combination with Arlington. The amended and restated credit agreement modifies the company’s existing credit agreement, among other things, to give effect to the proposed transaction, and it will be effective only if the proposed transaction is consummated and certain other conditions are met.
The combined company is also expected to have a balanced fleet deployment strategy which would reflect approximately $450 million of revenues contracted through 2013.
Regarding the combined company’s dividend policy, we intend to establish a target dividend of $2.00 per share annually, which we believe would be supported by the combined company’s contracted revenue stream that I mentioned a moment ago.
I would like to also highlight that in addition to targeting a $2.00 per share annual dividend, we intend to employ a partial payout strategy which we believe would be favorable for both distributing an attractive dividend and capitalizing on future growth opportunities.
Before turning the call over to Jeff, I’d like to note that we plan to headquarter the combined company, which will be named General Maritime Corporation, in New York City, and I expect that it will be led by Peter Georgiopoulos as Chairman, myself as President, Jeff Pribor as CFO and John Georgiopoulos as Executive Vice President, Treasurer and Secretary.

GENERAL MARITIME CORPORATION
Moderator: Brian Kerr
10-30-08/9:00 a m. CT
Confirmation # 9614375

In addition to a strong management team with a proven track record, the combined company is expected to be overseen by an experienced and a majority, independent seven member board, including one current Arlington Tankers board member.
I’ll now turn the call over to Jeff.
Jeff Pribor: Thank you, John and good morning everyone. Beginning on slide nine, I’d like to review our third quarter financial results.
For the third quarter of 2008, excluding $1.1 million of other income, we reported net income of $22 million, with $0.76 basic and $0.74 diluted earnings per share. Including other income, net income was $23.5 million, or $0.81 basic and $0.79 diluted earnings per share, compared to September 30, 2007 net income of $10.9 million, or $0.36 basic and $0.35 diluted earnings per share. The increase in net income was principally the result of higher TCE and utilization rates realized in the current quarter versus the prior year period.
Other income included a $2.6 million unrealized gain associated with change in the fair value of our freight derivatives and a $1.2 million loss associated with the monthly cash settlements of our freight derivatives.
To analyze revenue we look at net voyage revenue per vessel day, referred to as time charter equivalent or TCE. TCE is calculated by dividing net voyage revenue by voyage days for the applicable time period. You’ll find a total number of voyage days used in this computation in the appendix to our press release.
On slide 10, we provide a third quarter 2008 spot TCE analysis. Full fleet TCE, including time charters, increased 24.8% to $37,651 for the quarter ended September 30, 2008, compared to $30,177 for the prior year period. The TCE earned by our spot Aframax vessels increased by

GENERAL MARITIME CORPORATION
Moderator: Brian Kerr
10-30-08/9:00 a m. CT
Confirmation # 9614375

117.4% to $39,224 for the quarter ended September 30, 2008 from $18,039 for the prior year period, while our spot Suezmax vessels increased 234% to $62,903 per day from $18,835 in the prior year period.
The TCE earned by our time chartered Aframax vessels increased by 19.7% to $33,325 for the quarter ended September 30, 2008 from $27,836 for the prior year period, while our time chartered Suezmax vessels remained relatively flat at $37,274 from $37,277 in the prior year period.
For the quarter ended September 30, 2008, EBITDA was $44.1 million compared to $31 million for the quarter ended September 30, 2007. Depreciation and amortization for the quarter ended September 30th was $14.2 million compared to $12.5 million for the quarter ended a year earlier. This increase is primarily attributable to the delivery of one Suezmax vessel since the prior year period.
Our net interest expense decreased to $6.4 million during the quarter ended September 30, 2008, compared to $7.6 million for the prior year period.
I’d now like to discuss our balance sheet which is detailed on slide 11. As of September 30, 2008 our cash position was $61.8 million and our debt was $611 million. In October, the Company drew down $130 million from its revolving credit facility in preparation for the delivery of the two Aframax vessels acquired from Euronav and any potential closing costs associated with the successful closing of the Arlington Tankers merger.
As of October 29, 2008, our net debt position was $615.4 million. Accordingly, we expect to have ample availability under our $900 million credit facility, post-delivery of the final Aframax vessel from Euronav in December 2008. We feel that our capital structure gives us the stability and flexibility we need to continue to find and execute future growth and consolidation opportunities.

GENERAL MARITIME CORPORATION
Moderator: Brian Kerr
10-30-08/9:00 a m. CT
Confirmation # 9614375

I would emphasize that the second Aframax and all potential closing costs associated with the Arlington Tankers transaction have already been funded. Accordingly, we have no remaining financial requirements.
Turning to slide 12, we provide a second quarter and third quarter 2008 operating expense analysis. To analyze expenses we look at the costs per vessel day, which adjusts for changes in the size of our fleet. Per vessel day costs are calculated by dividing total expense by the aggregate number of calendar days that we owned each vessel during the period.
Daily direct vessel operating expenses increased 14% to $8,122 per vessel day for the quarter ended September 30, 2008, compared to $7,125 for the prior year period. The increase was attributable to higher crude costs, insurance and maintenance and repair.
General and administrative expenses increased 4% to $10.4 million for the quarter ended September 30, 2008, compared to $9.9 million for the prior year period.
Our outlook for the fourth quarter 2008 is detailed on slide 13. We have changed our estimates for daily direct vessel operating expenses to reflect our nine month 2008 realized costs. Our guidance is at approximately $8,000 per day for Aframax vessels and $8,100 a day for our Suezmax vessels.
These amounts represent an increase over 2007 actual expenses and are attributable to increased costs which were experienced industry-wide associated primarily with crewing, insurance and lube oils.
We expect our remaining Q4 G&A for 2008 to be $11 million. Of the total $11.0 million in G&A expense, $8.2 million is a cash expense with a balance of $2.8 million being amortization of

GENERAL MARITIME CORPORATION
Moderator: Brian Kerr
10-30-08/9:00 a m. CT
Confirmation # 9614375

restricted stock, a non-cash expense. We project approximately $14 million in depreciation and amortization for Q4 2008.
We estimate a remaining eight off-hire days for the fourth quarter relating to an Aframax vessel that entered drydock in the third quarter and completed in the fourth quarter. Total costs associated with our 2008 drydocking program are anticipated to be $6.5 million and costs of $3.5 million are budgeted for the capital improvement of our fleet.
On slides 14 and 15 we provide a description of our dividend policy and our dividend history. The Company has a fixed target dividend of $0.50 per quarter, or $2.00 annually. The Company intends to declare these dividends in May, August, November and February of each year.
We are pleased to have been able to declare dividends of $26.78 since we first started paying dividends in May of 2005, including a one-time special dividend of $15 and our recently declared $0.50 dividend relating to the third quarter 2008 and payable on December 5, 2008 to shareholders of record as of November 21, 2008.
That concludes my remarks. Now, I’d like to turn the call back to John Tavlarios.
John Tavlarios: Thank you, Jeff. Complementing the strong results we provided shareholders during the first nine months and year-to-date 2008, we are pleased to have entered into another transaction which we believe will create value for shareholders, with the agreement to combine with Arlington Tankers.
Following the closing of the proposed transaction, we believe the Company will remain well-positioned to continue to provide customers with a modern fleet that meets the highest operational standards. We believe the combined company will also remain in a strong position to

GENERAL MARITIME CORPORATION
Moderator: Brian Kerr
10-30-08/9:00 a m. CT
Confirmation # 9614375

create shareholder value as General Maritime has since May 2005, returning over $1 billion to shareholders in quarterly and one-time dividends and share repurchases.
In continuing to meet the critical objective of entering into value creating transactions for shareholders, we intend to continue seeking opportunities in areas which have served the Company and its shareholders well in the past.
Turning to slide 17, I will discuss our approach in more detail. First, we intend to continue to actively seek growth opportunities for our shareholders. I’d like to underscore that. And further implementing our growth strategy, we will focus on adhering to a set of stringent financial criteria and adding modern vessels that increase our earning power.
Complementing our focus on growth, we intend to return value to our shareholders by distributing dividends under our fixed annual $2.00 dividend target. We also intend to maintain our opportunistic approach in purchasing shares, and we believe our stock to be undervalued.
Turning to slide 18, I’d like to briefly discuss current market conditions. With 47% of our available spot days booked for the third quarter, our Aframax fleet is averaging $33,000 per day. With 44% of our available spot days booked for the third quarter, our Suezmax fleet is averaging $54,000 per day.
Currently, TCE rates for Suezmax tankers in the West African trade are over $60,000 per day. Aframax TCE rates, particularly in the Caribbean, are about $23,000 per day.
Turning to slides 19 and 20, we give a brief industry outlook. Tanker rates for the third quarter remain robust after an unseasonably strong second quarter. Following Hurricanes Gustov and Igor, rates were bolstered by discharge delays as well as increased need for import that is damage to domestic crude production.

GENERAL MARITIME CORPORATION
Moderator: Brian Kerr
10-30-08/9:00 a m. CT
Confirmation # 9614375

Also, as with the first half of the year, conversions and other removals remained an important source of strength in the third quarter, keeping fleet growth relatively flat. These positive factors were partially offset by lower U.S. demand for oil due to weaker economic conditions and gasoline prices that were higher until very late in the quarter.
Looking ahead to the remainder of 2008, the IEA has, again, revised its forecast and now expects that when 2008 is complete, global oil demand will have grown by an average of 440,000 barrels per day, or 0.5%, compared to its estimate of 1% growth at the time of our last earnings conference call.
In reaction to this lower demand environment and to recent decreases in the price of oil, OPEC announced 1.5 million barrels per day cut in production quotas. This cut may begin to affect tanker demand later in the fourth quarter or early in 2009.
However, as noted earlier in this call, notwithstanding these factors, rates in the fourth quarter to-date have held up well and we would expect the normal pattern of increased seasonal demand to keep a positive rate environment for the remainder of 2008.
Looking ahead to 2009, we note that the IEA and OPEC forecast global oil demand growth of just less than 1%, with expected declines in developed markets offset by continued – though lower – growth and demand in developing markets.
In these turbulent economic times, there is certainly a risk to even this modest growth forecast. However, in any event, we have always believed that as we approach the 2010 single-hull restrictions, the principal challenge for tankers is on the supply side, and we have prepared for it with our time charter strategy.

GENERAL MARITIME CORPORATION
Moderator: Brian Kerr
10-30-08/9:00 a m. CT
Confirmation # 9614375

In particular, 2009 is the peak of the delivery cycle, with a tanker fleet according to PIRA expected to grow more than 10%. This level of fleet growth suggests a lower rate environment in 2009 regardless of one’s view of oil demand.
Of course, there are other variables which can improve the rate outlook that’s happened in 2008. In particular, the pace and timing of scrapping by owners of single-hull tankers as we approach the 2010 deadline could have a significant effect on rates.
More importantly, whatever shape the curve takes, we believe more strongly than ever that General Maritime has properly positioned its fleet with substantial time charter coverage through 2010. This coverage provides very low breakeven costs on remaining spot employed vessels to cover all operating and financial costs as well as our expected dividend.
We believe this will position us to maintain a strong balance sheet, pay down debt and, when the appropriate opportunities are available, fund the acquisition of new assets.
We’d now like to open the call to questions.
Operator: Thank you. The question-and-answer session will be conducted electronically. If you would like to ask a question, please do so by pressing the star key followed by the digit one on your touchtone telephone. If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. We will proceed in the order that you signal us. And we’ll take as many questions as time permits. Once again, that is star one to ask a question. We’ll pause for a moment.
And we’ll take our first question from Doug Mavrinac with Jefferies & Company.
Doug Mavrinac: OK. Thank you. Good morning, guys.

GENERAL MARITIME CORPORATION
Moderator: Brian Kerr
10-30-08/9:00 a m. CT
Confirmation # 9614375

Peter Georgiopoulos: Good morning.
Doug Mavrinac: I just have a handful of questions for you all. First, John, in your comments you mentioned how despite all the challenges that the crude tanker market is facing, rates are still holding up and last month you guys signed the time charter contract on the Progress at an attractive rate.
Would you describe the current uncertainty in the second hand asset market as more of a result of the challenges facing the financial industry versus facing the shipping industry, given that there seems to be some support for the crude tanker market even as I mentioned with the current challenges in front of us?
Peter Georgiopoulos: I think it’s definitely a result of the financial market.
Doug Mavrinac: OK. Great. Thank you, Peter. And then given that, would you say that well capitalized private owners probably have some opportunities in front of them seeing as how maybe they are not as challenged as the financial markets, or maybe some of the private owners that may rely on those troubled financial institutions?
John Tavlarios: I think I wouldn’t just limit it to private owners. I think anyone who’s not over-levered and has their company in good order will find opportunities.
Doug Mavrinac: OK. Great, And kind of along the same lines, and you talked about it in the last call for Genco, General Maritime declared another huge dividend, somewhere around 17% on a risk adjusted basis. I think anyone can make the judgment that’s pretty attractive.

GENERAL MARITIME CORPORATION
Moderator: Brian Kerr
10-30-08/9:00 a m. CT
Confirmation # 9614375

How do you kind of weigh your future cash expenditure decisions towards looking at potential opportunities that exist because of the uncertainty in the S&P market over paying out a 17% dividend yield?
Peter Georgiopoulos: You know, I think, right now, I think you’re right. The — as I said on the Genco call — sorry to repeat myself, by paying out these big dividends, you sort of make a deal with the market that we’ll pay out this big dividend and hopefully when markets — we’ll have a lot of charter cover and not a lot of leverage. All those things combined should protect your stocks somewhat.
You know, if you think about it, at Genmar, we’ve done everything right. We sold all our older ships, paid out a dividend, we’re not over levered, we have long-term contracts and we’ve had healthy dividends. That being said, the market has not treated us fairly, kind of, treated us, I mean to be honest with you — the valuation looked to me like the company was going bankrupt which is far from the truth.
That being said, I think we’re going to stick to the dividend, and we look at these things all the time — you know, opportunities — what kind of opportunities are provided to us. But right now, we think there’s plenty of room for us to pay the dividend and that we will continue that as our policy.
Doug Mavrinac: OK. Perfect.
Jeff Pribor: And Doug, it’s Jeff. As you see from the Arlington transaction there was an opportunity to do a deal without adding additional leverage and the dividend — our policy as outlined in press releases and proxy materials around that transaction suggest ample ability to continue to pay that dividend with the fixed charter covers we have.
Doug Mavrinac: OK. Perfect. Thanks Peter. Thanks, Jeff.

GENERAL MARITIME CORPORATION
Moderator: Brian Kerr
10-30-08/9:00 a m. CT
Confirmation # 9614375

Operator: And now we’ll hear from John Chappell with JPMorgan.
John Chappell: Thanks. Good morning guys. The Progress charter at $39,000 a day looks like a pretty attractive charter, especially given the outlook that John laid out on the last slide. Any plans for chartering activity with the Electra or the other Aframax to be delivered later this year?
Peter Georgiopoulos: If deals like that are out there, we’ll charter them.
John Chappell: OK. And do you feel that there is still a pretty active charter market? The Progress was done in September, a lot’s changed in the last six weeks. Are there still one, two, three year charters out there that are at attractive rates?
John Tavlarios: We continue to monitor that, John. We think that the Progress was a great deal for us and we think the market’s dipped a little bit. There are one, two, three year time charters out there, but we think it’s slipped off a bit, but we think that will come back. And again, we look at things opportunistically, when we find them we’ll execute accordingly.
John Chappell: OK. Jeff, you said there are no capital commitments as far as new building requirements are concerned. What about debt pay downs scheduled for next year and then even, let’s just assume the Arlington transaction goes through? What are the bullet payments on the debt facilities in the next couple of years?
Jeff Pribor: We don’t have debt pay downs required next year. We have the beginning of step down of the total commitment level, but given our level of borrowing and given the fact that we don’t have any additional borrowing that needs to be made for capital commitments, we won’t be seeing any need for amortization of debt at all next year.

GENERAL MARITIME CORPORATION
Moderator: Brian Kerr
10-30-08/9:00 a m. CT
Confirmation # 9614375

John Chappell: That’s good. And, Jeff, could you just remind us on the G&A run rate, once again assuming a post-Arlington transaction and Peter steps down as the CEO, what’s the new run rate of the G&A look like in that scenario?
Jeff Pribor: We’ll give a budget as soon as it’s developed, but from materials that we’ve seen before, you looked at a just over $30 million cash G&A rate for the Company as is, and we’ve said that there will be synergies to the transaction of $7.5 million. That’s not all from General Maritime, but you can piece together from that that it will be much less than $30 million, probably closer to the $25 million range. But in the future, we’ll have more details about this when the budget process is done.
John Chappell: OK, and then final question, now that the proxy is out, have you had more detailed discussions with your shareholders and Arlington shareholders yet about the willingness to vote through this transaction?
Jeff Pribor: Well, as noted in the press release the draft proxy has been out for a little while. The final version will be effective, we believe and expect, very soon and mailed. And it’s in that time period that we would expect to have closer to the — the vote which we said will come before year end, and probably in December. As we get closer to that we expect to have more detailed discussions with shareholders.
John Chappell: OK. Thanks, Jeff, Peter and John.
Operator: And now we will hear from Scott Burk with Oppenheimer.
Scott Burk: Hi. Good morning.
Jeff Pribor: Good morning.

GENERAL MARITIME CORPORATION
Moderator: Brian Kerr
10-30-08/9:00 a m. CT
Confirmation # 9614375

Scott Burk: Hey, I just wanted to ask you, have you started to see any impact at all from the OPEC cuts announced a couple weeks ago? You know certainly it’s not hit the physical market yet but maybe as you’re looking out to bookings that you might be seeing for the next month?
Peter Bell: Hi, Scott. It’s Peter Bell. No, we haven’t seen any effect on it yet. Of course, the next one is November 1st, but we haven’t seen any effect on our ships as of yet. In fact, the Suezmax market just in the last day has actually picked up quite a bit.
Scott Burk: OK. And let’s see, what — I wanted to ask you about, also about the FFA — you have on the Suezmax. You still have that FFA that covers the one spot Suezmax that you had. Correct?
John Tavlarios: That’s right, Scott.
Scott Burk: And so then the strength we’re seeing in the Suezmax market really isn’t going to translate into the bottom line for you guys until, like, next year or something like that?
John Tavlarios: Well, yes. It will — we will see it in the spot rate for the one spot — that’s what we have. But we’ll give back part of it with other income or expense for the derivative.
Scott Burk: OK. And then I also wanted to ask, just kind of more broadly, you know, one of the things that’s been pretty dramatic in addition to the drop in everybody’s stock price is scrap prices have come off dramatically from $700 million — $700 a ton all the way down to some brokers are reporting $150 a ton. Do you think that affects the outlook at all for 2010 and single-hull owners being willing to scrap their ships at that point?
Peter Georgiopoulos: No. I think that — for those guys the unfortunate thing is it’s mandated, number one. Number two, there’s not much else you can do with it. Number three, $100 a ton historically

GENERAL MARITIME CORPORATION
Moderator: Brian Kerr
10-30-08/9:00 a m. CT
Confirmation # 9614375

was a pretty good price for scrap. Number four, a big reason that you’ve seen this big drop off is because, as we said on the Genco call in terms of letters of credit, a lot of these scrap buyers can’t get letters of credit to buy the scraps so a lot of it is that you’re seeing that same phenomenon happen in the scrap market.
So again, I think that the market has gotten unrealistically whacked down. But I don’t think, all that being said, I don’t think these owners of the older single-hull ships will have much of a choice.
Scott Burk: OK. And then just kind of looking at your Genmar chartering strategy for the next year or two, given the current weakness in the market and how dramatically it’s changed, does it motivate you at all to want to try to cover a little bit more of your 2010 spot exposure? Maybe try to lock in some longer-term charters while tankers are still relatively strong?
John Tavlarios: Well, listen, this is John Tavlarios. Half the fleet is covered into 2010. So we continue to again look opportunistically to keep a balance in the fleet and to determine that from today it’s kind of difficult. But you know we monitor the market and if we see something that makes sense, we’ll definitely do it.
Scott Burk: OK. Thanks.
Operator: As a reminder, that is star one if you have a question. We will now go to Daniel Burke, Johnson Rice.
Daniel Burke: First, quick question on the Progress time charter. I guess I could pore through the broker reports more closely, but is this a new counter-party, or are you going back to one of the existing ones that you already have pretty extensive relationships with?

GENERAL MARITIME CORPORATION
Moderator: Brian Kerr
10-30-08/9:00 a m. CT
Confirmation # 9614375

Peter Bell: It’s a customer that we have done quite a bit of business with in the past. It is a new charter party but it’s an existing customer that we have.
Daniel Burke: OK. I understand. Thanks. And then just one other question backing up and looking at the tanker market. About 2009, it does look like it will be the peak in terms of new deliveries. The order book has deepened this year, 2010 looks pretty heavy as well. Just wondering what your outlook is for the potential for cancellations in the order book on the tanker side. Obviously, you don’t have quite the participation from a lot of the greenfield yards, but do you think that that’s going to be something we’ll be talking about over the next year?
Peter Georgiopoulos: I think a little bit, not to the same extent as you’ll see in the dry cargo market. I think the reason is — excuse me — most of the yards that build tankers are yards that have been around a long time. It’s harder to build tankers than a bulk carrier. I don’t know of any tankers being built at greenfield yards. And the tanker market hasn’t experienced the serious downtrend that the dry cargo market has experienced, so you may see some, but I don’t think you’re going to see a wholesale canceling.
John Tavlarios: I think what this downtrend will do, the way I talked about it on the Genco call, the opportunities that this downturn will create for Genco — I think where it will create opportunities for Genmar is in what we touched on a little bit earlier, increased scrapping as people — people are probably going to ride their ships out as long as possible towards 2010. I think you’ll see people scrap ahead of that in this kind of environment.
Daniel Burke: Thanks for your comments.
Operator: And now we will hear from Natasha Boyden with Cantor Fitzgerald.
Natasha Boyden: Thank you. Good morning, gentlemen.

GENERAL MARITIME CORPORATION
Moderator: Brian Kerr
10-30-08/9:00 a m. CT
Confirmation # 9614375

Jeff Pribor: Good morning.
Natasha Boyden: What do you know about the letter of credit issue with the drybulk market causing major problems with the cargos, not being able to trade? Has this spilled over into the tanker market at all?
Peter Georgiopoulos: No.
Natasha Boyden: Not at all. OK. Great. Also, what’s the S&P market look like at present in the tanker sector right now? Certainly, the drybulk market is all but dried up. What does your sector look like? Are you still seeing potential opportunities?
John Tavlarios: Opportunities...
Natasha Boyden: In terms of S&P. You know with the credit market turmoil, we’re hearing companies are walking away from new orders. Are you seeing tanker re-sell opportunities, that kind of thing?
Peter Georgiopoulos: We’ve started to see some. Nothing major yet, but you’re starting to hear rumblings.
Natasha Boyden: OK. Thank you very much.
Peter Georgiopoulos: Thanks.
Operator: And now we’ll open the call to Stephen Williams with Simmons.

GENERAL MARITIME CORPORATION
Moderator: Brian Kerr
10-30-08/9:00 a m. CT
Confirmation # 9614375

Stephen Williams: Hi guys. Just a quick one on the scrap that you mentioned a couple of times — the increased scrapping activities — over the next year or so. And we’ve heard from a number of — over the last year or so that one of the reasons the spot market has held up so well is because of an increasing marginalization of the single-hull fleet. Do you guys agree with that and, if that’s the case, did that not reduce the impact of scrapping that — going forward?
Peter Georgiopoulos: I’m sorry but there’s something wrong with the phone. We honestly couldn’t —
Jeff Pribor: Steven, I think you were — it’s Jeff. I think you were saying recently regardless of scrapping, it’s just the obsolescence of single-hulls benefits the modern double-hull fleet. So it’s not so much a question of exactly how these guys will react to scrapping that you will have in 2010, the single-hulls are increasingly less of a factor and that effectively reduces the supply of double-hulls. And that’s, I think, we’d agree that’s true.
Stephen Williams: OK. So under that — we can’t look at it as though — come out of the single-hull scrap because to a large extent they’ve been obsolescent anyway. Right?
Jeff Pribor: That’s right. We’re not hanging our hat on scrapping. You know we’re — all we said in our industry section is that the amount of it can make a difference in rates. That’s certainly true but we’re prepared for whatever rate environment comes next year in the time charters, but we also believe that as we get to 2010, more and more of the single-hulls — whether it’s scraps or just unavailable or undesirable — are going to be out of the market.
Stephen Williams: OK. Thanks.
Operator: We’ll take our final question from Terese Fabian with Sidoti.

GENERAL MARITIME CORPORATION
Moderator: Brian Kerr
10-30-08/9:00 a m. CT
Confirmation # 9614375

Terese Fabian: Thank you. I have a question on the daily vessel expenses. They seem to be up a notch. Are they going to be staying higher, do you think? And why?
John Tavlarios: Well, I mean, the only real pressure that we have, and we think might have some upward pressure, is just crewing costs. I mean, that’s industry-wide and that’s something that clearly we don’t have any control over. But the indicators are that as an industry in general, it has moved up and it might continue to do so.
Terese Fabian: Are the costs similar for the older vessels you have as well as some more of the newer ones because you have some 19 — early 90s vessels?
John Tavlarios: Yes. I mean, in general, the crewing costs are the same. I mean, you might have some sections in older vessels where maintenance and repair might be a little higher, but overall as a fleet, when you’re looking at categories in our direct vessel operating expenses, that is upward pressure is the crewing costs.
Terese Fabian: OK. Thanks. And I have a question on the timing of the delivery of the second Aframax. I’m sorry if I missed that. Sometime in the fourth quarter, beginning, end?
John Tavlarios: I think probably the beginning of December.
Terese Fabian: OK. Thank you.
Operator: And that does conclude our question-and-answer session and our conference for today. We do appreciate your participation. Have a pleasant day.
END